

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2011

<u>Via E-mail</u>
Mr. Tony Strange, Chief Executive Officer and President
Gentiva Health Services, Inc.
3350 Riverwood Parkway, Suite 1400
Atlanta, GA 30339-3314

      Re: **Gentiva Health Services, Inc.**
               Form 10-K for Fiscal Year Ended
               December 31, 2010
               Filed March 11, 2011
               File No. 001-15669

Dear Mr. Strange:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Form 10-K for FYE December 31, 2010</u>

<u>Exhibits</u>

1. Exhibits 10.26, 10.36, 10.39, 10.40 and 10.41 are missing exhibits, schedules or attachments. We also note that Exhibit 10.1 to the Form 8-K filed on March 9, 2011 is missing exhibits, schedules and/or attachments. Please file these agreements in their entirety, as required by Item 601(b)(10) of Regulation S-K, with your next periodic report.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Erin Wilson at (202) 551-6047 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director